SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 3, 2005

SCITEX CORPORATION LTD. (Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K, and incorporated by reference herein is the Registrant’s press release dated March 3, 2005, announcing Scitex Corporation Ltd. – Correction

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

March 3, 2005

NEWS

FOR IMMEDIATE RELEASE

Scitex Corporation Ltd. – Correction

Tel Aviv, Israel – March 3, 2005. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX) announced that the financial tables attached to its March 2, 2005, press release should be replaced with the attached financial tables. The tables attached to the March 2, 2005, press release inadvertently reflected under 2003 sales and marketing expenses amounts that are now classified as costs of revenues.

(Tables to Follow)

SCITEX CORPORATION LTD. (AN ISRAELI COMPANY) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(U.S. Dollars in thousands, except per share data)

	Quarter ended Dec. 31,		Year ended Dec. 31,
	2004 (Unaudited)	2003 (Unaudited)	2004 (Audited)	2003 (Audited)

Revenues
Sales	21,252	16,954	78,418	60,653
Services & Supplies	14,242	11,586	49,767	42,227

Total revenues	35,494	28,540	128,185	102,880

Cost of revenues
Cost of sales	12,203	9,933	44,132	36,062
Cost of Services and Supplies	7,194	7,002	26,935	27,150

Total cost of revenues	19,397	16,935	71,067	63,212

Gross profit	16,097	11,605	57,118	39,668

Expenses
Sales and marketing	5,063	3,430	19,990	15,322
General and administrative	4,510	3,927	16,614	15,147
Research and development, net	3,955	2,935	12,449	11,070
Amortization of other intangible assets	1,556	1,434	6,137	5,871
Impairment of other intangible assets	5,625	2,967	5,235	2,967
Restructuring charges		383		1,590

Operating loss	(4,612)	(3,471)	(3,307)	(12,299)

Financial Income (expense) - net	(602)	328	(276)	(2,651)
Other income (expenses) - net	213	(68)	470	787

Loss before taxes on income	(5,001)	(3,211)	(3,113)	(14,163)
Taxes on income	1,220	(814)	67	(2,402)

	(3,781)	(2,397)	(3,046)	(16,565)

Share in losses of associated companies	(357)	(1,521)	(1,418)	(5,637)
Minority interests in a subsidiary	1,239	440	71	3,546

Net loss from continuing operations	(2,899)	(3,478)	(4,393)	(18,656)
Net Income from discontinued operations	0	11,494	51,646	20,043

Net income (loss)	(2,899)	8,016	47,253	1,387

Earnings (loss) per share - basic & diluted
Continuing operations	$(0.08)	$(0.08)	$(0.11)	$(0.43)
Discontinued operations	$0.00	$0.27	$1.28	$0.46

	$(0.08)	$0.19	$1.17	$0.03

Weighted average number of shares used in
computation of EPS (in thousands) - basic and diluted	38,066	43,018	40,336	43,018

CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	December 31 2004 (Audited)	December 31 2003 (Audited)

Assets

Current assets:
Cash and cash equivalents	85,892	56,761
Short-term investments	56,693	8,235
Restricted deposit	18,000	18,262

Total cash and short-term investments	160,585	83,258

Trade receivables	33,585	31,279
Other receivables	8,127	7,102
Inventories	36,726	22,575
Current Assets of discontinued operation		161,602

Total current asssets	239,023	305,816

Investments and other non-current assets	4,987	6,669

Restricted deposit	5,000	0

Property and equipment - net	9,147	9,204

Goodwill and other intangible assets - net	15,996	23,499

Non-Current Assets of discontinued operation		48,897

	274,153	394,085

Liabilities and Shareholders' Equity

Current liabilities:
Short term bank credit	30,755	49,251
Current maturities of long -term loans	3,557	2,602
Trade payables	21,877	14,505
Accrued and other liabilities	40,200	47,466
Current liabilities related to discontinued operation	2,193	31,935

Total current liabilities	98,582	145,759

Long-term liabilities:
Loans from banks, net of current maturities	8,802	6,623
Other	6,718	6,645
Long-term liabilities related to discontinued operation		5,431

Total long-term liabilities	15,520	18,699

Long-term loans from related parties convertible
into shares of subsidiary	1,551	756

Minority interest	4,226	4,173

Shareholders' equity:
Share capital	6,205	6,205
Capital surplus	278,812	368,104
Deferred stock compensation	(517)
Accumulated other comprehensive loss	(327)	(552)
Accumulated deficit	(97,599)	(144,852)
Treasury shares, at cost	(32,300)	(4,207)

	154,274	224,698

	274,153	394,085

Scitex Vision Ltd.

US Dollar in Thousands

	Three months ended December 31		Year December 31

	2004 Unaudited	2003 Unaudited	2004 Audited	2003 Audited

Revenues
Sales	21,252	16,954	78,418	60,653
Services & Supplies	14,242	11,586	49,767	42,227

Total Revenues	35,494	28,540	128,185	102,880

Gross Profit	16,098	11,605	57,118	39,668

Expenses:
S,G&A	8,662	6,562	31,744	27,579
Research and Development	3,365	2,935	10,281	11,070
Amortization of other Intangible assets	968	1,147	3,776	4,725
Impairment of other Intangible assets	2,333	2,967	2,333	2,967
Restructuring Charges		394		1,602

Operating (Loss) Income	770	(2,400)	8,984	(8,275)

Financial expenses	1,694	74	3,449	2,907
Other income	(26)	(2)	(212)	(12)
Taxes on income	(58)	(812)	1,054	2,402

Net Income (Loss) for the year	(840)	(1,660)	4,693	(13,572)